SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

THE MIDLAND COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

597486109

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[  ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

                                                               Page 3 of 4 Pages

---------------- ---------------------------------------------------------------
1                NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Burgess L. Doan

---------------- ---------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                       (b) [X]

---------------- ---------------------------------------------------------------
3                SEC USE ONLY

---------------- ---------------------------------------------------------------
4                CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

---------------- ---------------------------------------------------------------
                 5     SOLE VOTING POWER
   NUMBER OF
    SHARES             58,722
 BENEFICIALLY    ---------------------------------------------------------------
    OWNED        6     SHARED VOTING POWER
   BY EACH
  REPORTING            567,506
 PERSON WITH     ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER

                       58,722
---------------- ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER

                       567,506
---------------- ---------------------------------------------------------------
9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 626,228
---------------- ---------------------------------------------------------------
10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                 EXCLUDES CERTAIN SHARES*

---------------- ---------------------------------------------------------------
11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 7.1%
---------------- ---------------------------------------------------------------
12               TYPE OF REPORTING PERSON*

                 IN
---------------- ---------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

Item	1(a)	Name of Issuer: The Midland Company

Item	1(b)	Address of Issuer's Principal Executive Office: 7000 Midland Boulevard Amelia, Ohio 45102-2607

Item	2(a)	Name of Persons Filing: Burgess L. Doan

Item	2(b)	Address of Principal Business Office or, if none, Residence: 5710 Wooster Road Cincinnati, Ohio 45227

Item	2(c)	Citizenship: U.S.A.

Item	2(d)	Title of Class of Securities: Common Stock, No Par Value

Item	2(e)	CUSIP No.: 597486109

Item	3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a: N/A

Item	4.	Ownership: (a) See Item 9 of cover page. (b) See Item 11 of cover page. (c) See Items 5-8 of cover page.

Items 5, 7 and 9 include 58,722 shares held by Mr. Doan as Trustee of a trust over which he has sole voting and investment power. Items 6, 8 and 9 include 415,890 shares held in trust over which Mr. Doan shares voting and investment power pursuant to an agreement with J. Page Hayden (deceased) and 151,616 shares held by Mr. Doan as Co-Trustee of various trusts over which he shares voting and investment power.

According to its Form 10-Q filed with the SEC on November 8, 2001, as of September 30, 2001, Midland had 8,879,893 shares of its Common Stock outstanding. Accordingly, Mr. Doan is deemed to beneficially own 7.1% of the outstanding Common Stock of Midland.

Item	5.	Ownership of 5% or less of class: N/A

Item	6.	Ownership of more than 5% on behalf of another person : N/A

Page 4 of 4 Pages

Item	7.	Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

Item	8.	Identification and classification of members of the group: N/A

Item	9.	Notice of dissolution of group: N/A

Item	10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002	/s/Burgess L. Doan Burgess L. Doan